

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 24, 2016

Simon P. Crowe
Chief Financial Officer
GasLog Ltd
c/o GasLog Monaco S.A.M.
Gildo Pastor Center
7 Rue du Gabian
MC 98000, Monaco

> **Re: GasLog Ltd.**
> **Form 20-F for the Year Ended December 31, 2015**
> **Filed March 14, 2016**
> **File No. 001-35466**

Dear Mr. Crowe:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2015

Selected Financial Data, page 1

1. We note from your disclosure in footnote (7) on page 4 that your calculation of the non-GAAP financial measure EBITDA, includes the loss/(gain) on swaps. Please note that this may be inconsistent with the updated Compliance and Disclosure Interpretations issued on May 17, 2016. Please review this guidance when preparing your next required reporting form.

Financial Statements

Notes to the consolidated financial statements

2. Significant Accounting Policies

Investment in joint ventures, page F-13
Accounting for revenues and related operating expenses, page F-14

2. We note from your disclosure that you have determined that the Cool Pool is a joint venture and you will account for the interest using the equity method. We also note from your disclosure in your revenue recognition policy, that pool revenues are recognized on a gross basis for GasLog vessels participating in the pool and your share of net revenues earned by other participants less other participants share of net revenues earned by your vessels is recorded in voyage expenses. Please explain to us why you believe your accounting for these pool revenues is appropriate. In this regard, please explain why you record gross revenues rather than the net amount allocated from the pool. As part of your response, please also tell us the significant terms of the joint venture arrangement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Simon P. Crowe
GasLog Ltd.
August 24, 2016
Page 3

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

                                      Sincerely,

                                      /s/ Andrew Mew

                                      Andrew Mew
                                      Senior Assistant Chief Accountant
                                      Office of Transportation and Leisure